Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS CANCELS SPECIAL SHAREHOLDERS MEETING

Calgary, Alberta, March 29, 2012 - North American Energy Partners Inc. ("NAEP" or "the Company") (TSX/NYSE: NOA) today announced that the special shareholders meeting scheduled for April 5, 2012 has been cancelled.  As a result, the NAEP shareholder rights plan, dated October 7, 2011, will terminate in accordance with its terms on April 7, 2012.

Depending on facts and circumstances, NAEP may adopt a new shareholder rights plan for approval by shareholders at the next annual general meeting or thereafter, but no decision has been made in that regard.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

Forward-Looking Statements

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “will” or similar expressions.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Bernie Robert

NEWS RELEASE

Vice President, Corporate
North American Energy Partners Inc.
Phone: (403) 767-4840
Email: brobert@nacg.ca